03006928

PE
9-30-02
FEB 14 2003
PROCESSED
FEB 24 2003
THOMSON
FINANCIAL

TECHNOLOGIES, INC.

2002 ANNUAL REPORT

CONTENTS

LETTER TO THE SHAREHOLDERS

In our letter to shareholders in our fiscal year 2001 annual report we – quite prophetically – accurately forecasted a difficult post 9/11 domestic economy in fiscal year 2002. We said..... "We believe our fiscal year 2002 will be marked, at least in our first two fiscal year quarters, by the effects of this recession on our customer-partners' sales growth, hence Tufco's as well. Despite the reality of a more difficult market environment, especially early in fiscal year 2002, we will continue our work to strengthen our growth business sectors and to assess and remedy Tufco business sectors which are not meeting our internal strategic growth hurdles."

Unfortunately our economy did limp– but instead of just the first two quarters our economy limped through all four quarters of fiscal year 2002. It is important to note, however, that regarding our intent to strengthen our healthy growth business sectors and to "fix" lagging business sectors, we did just that! In short, we took steps to strengthen the future of those areas of Tufco's business which will grow and reward our shareholders...and, with finality, resolved problems with under performing businesses. Here is a brief list of FY 2002 key actions to increase returns to our shareholders:

• We closed the unprofitable engineering roll converting and bond paper sheeting operation in Dallas, Texas, and moved the converting equipment to our profitable Business Imaging plant in Newton, North Carolina.

• To bolster our Paint Sundries business sector, we started up a printing press, a dropcloth folding line and three winders in our Manning, South Carolina plant to give Tufco the market position of being the dominant domestic Paint Sundries supplier.

• Our Contract Manufacturing business is based in our Green Bay, Wisconsin, plant and has grown to provide us with roughly three-quarters of our operating profits from approximately one-third of company sales. To further underwrite growth opportunities in Contract Manufacturing we installed a state of the art high speed Paper Converting Machine Company wet wipes converting machine and placed an order for our second Windmoeller & Hoelscher wide web flexographic printing press (for delivery in April, 2003). With our growing base of Tufco-owned assets we intend to be much more stable and predictable in our year-to-year earnings because we will control the capacity utilization of our own equipment as we service multiple customers.

Other key fiscal year 2002 actions of positive note for our shareholders are that we:

- Relocated Corporate headquarters to Green Bay, Wisconsin from Dallas, Texas.
- Renewed two key customer contracts.
- Renewed our bank credit facility.
- Significantly expanded our customer base to improve our customer concentration positioning.

• Continued our focus on balance sheet health by aggressive working capital management and on-going expense discipline with positive results:

CLOSE FISCAL YEAR 2001		CLOSE FISCAL YEAR 2002	
Debt ($ Millions)	$12.5	Debt ($ Millions)	$6.2
Debt/Equity	32.7%	Debt/Equity	18.8%

Fiscal year 2002 was one in which we worked in the most "down" economic context since the 1980's. Nonetheless, our reported operating loss of $.4 million would have been $1.2 million positive before facility restructuring, facility closing, employee severance and property and inventory write-downs. Further, as a result of the numerous actions previously mentioned, we have no more significant functioning or organizational hang-overs from the past to clean up and have positioned ourselves to participate positively in the economic upturn.

As we look ahead to and through fiscal year 2003 – assuming no major war or domestic terrorist actions intervene to weaken our economy – we foresee a slowly rebuilding economic environment. That, we believe, will lead to much improved earnings for Tufco in fiscal year 2003. Not only do we expect year over year improvement each quarter, but we also expect to see earnings improvement each quarter of fiscal year 2003 over



Robert J. Simon   Louis LeCalsey, III

each prior quarter. We look forward to healthy growth and further improvements in both our balance sheet and income statement this fiscal year 2003.

Thank you for your support again this past difficult fiscal year 2002 and we auspiciously look forward to exciting shareholder value growth prospects building as we move through fiscal year 2003 and beyond.

Sincerely,

Robert J. Simon
Chairman of the Board

Louis LeCalsey, III
President and
Chief Executive Officer

In thousands, except per share data	Fiscal year 2002	Fiscal year 2001	Fiscal year 2000
STATEMENT OF INCOME DATA			
Net Sales	$75,657	$82,127	$78,952
Gross Profit	8,679	10,385	10,911
Operating Income	(421)	3,155	1,959
Income Before Income Taxes	(857)	2,472	1,020
Net Income	(5,405)	1,425	527
Earnings Per Share – Diluted	$ (1.17)	$ 0.31	$ 0.11
Weighted Shares Outstanding – Diluted	4,628	4,642	4,622
CASH FLOW FROM OPERATIONS	$ 6,551	$ 2,156	$ 6,916
BALANCE SHEET DATA			
Working Capital	11,303	6,692	11,952
Total Assets	47,167	58,944	62,133
Total – Current and Long-term Debt	6,157	12,460	13,107
Stockholders' Equity	32,808	38,054	36,579

FINANCIAL HIGHLIGHTS

PERCENT OF SALES


2002
29%
40%
31%
2001
25%
50%
25%
2000
24%
43%
33%

Contract Manufacturing and Specialty Printing
Business Imaging Products
Paint Sundry Products

OPERATIONS HIGHLIGHTS


75.7
82.1
79.0
2002
2001
2000

NET SALES (In millions of dollars)



Mr. Robert Simon
Chairman of the Board,
Senior Managing Director
Bradford Ventures, Ltd.



Mr. Louis LeCalsey, III
President and
Chief Executive Officer
Tufco Technologies, Inc.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS



Mr. Samuel J. Bero
Chief Executive
Officer-retired



Mr. C. Hamilton Davison, Jr.
President and
Chief Executive Officer
Paramount Cards Inc.



Mr. William J. Malooly
Chairman of the Board-retired
Bank One Wisconsin



Mr. Seymour S. Preston, III
Chairman and
Chief Executive Officer
AAC Engineered Systems, Inc.

EXECUTIVE OFFICERS

Louis LeCalsey, III
President and
Chief Executive Officer

Michael B. Wheeler
Vice President and
Chief Financial Officer

Drew W. Cook
Chief Accounting
Officer and
Corporate Controller

Charles Cobaugh
Vice President
Paint Sundry Sector

Madge Joplin
Vice President
Business Imaging Sector

COMMON STOCK

The Company's common Stock is listed on the NASDAQ National Market under the trading symbol "TFCO." The following table shows the trading range and closing price of the Company's stock for the quarters indicated.

	High	Low	Close
FISCAL 2001: (Quarter Ended)			
December 31, 2000	$10.125	$6.000	$7.000
March 31, 2001	$ 8.750	$5.250	$7.625
June 30, 2001	$ 9.600	$6.000	$9.000
September 30, 2001	$ 9.000	$6.150	$7.500
FISCAL 2002: (Quarter Ended)			
December 31, 2001	$ 8.000	$5.900	$6.890
March 31, 2002	$ 7.990	$5.250	$5.990
June 30, 2002	$ 6.910	$5.100	$6.750
September 30, 2002	$ 6.750	$4.110	$4.920

CORPORATE INFORMATION

TRANSFER AGENT
STOCK TRANS, INC.
44 West Lancaster Ave.
Ardmore, Pennsylvania 19003

INDEPENDENT AUDITORS
DELOITTE & TOUCHE LLP
2200 Ross Ave.
Suite 1600
Dallas, Texas 75201

SUPPORT SERVICES
4800 Simonton Road
Dallas, Texas 75244

CORPORATE OFFICE
GREEN BAY OPERATIONS
3161 S. Ridge Road
Green Bay, Wisconsin 54304

MANNING OPERATIONS
2814 Ram Bay Road
Manning, South Carolina 29102

NEWTON OPERATIONS
1205 Burris Road
Newton, North Carolina 28658

ST. LOUIS SALES OFFICE
PAINT SUNDRIES
3333 Washington Ave.
St. Louis, Missouri 63103

FORM 10-K
A copy of the form10-K is available without charge upon request to Drew Cook at the Support Services address.

COMMON STOCK INFORMATION
The Company's common stock (symbol TFCO) is listed on the NASDAQ National Market System.

CONTENTS

Selected Consolidated Financial Data

(In thousands, except per share data)

Years Ended September 30,	2002	2001	2000	1999	1998[1]
STATEMENT OF OPERATIONS DATA:					
Net sales	$75,657	$82,127	$78,952	$76,331	$76,973
Cost of sales	66,978	71,742	68,041	63,225	65,903
Gross profit	8,679	10,385	10,911	13,106	11,070
Selling, general, and administrative expenses	7,497	6,770	7,107	7,710	8,128
Amortization of goodwill[4]	–	597	607	617	558
Facility restructuring cost	233	–	–	–	–
Facility closing cost	435	–	831	–	–
Employee severance cost	209	10	660	–	142
Property and inventory write-downs	735	–	74	–	250
Gain (loss) on asset sales[3]	9	147	327	1,048	(37)
Operating income (loss)	(421)	3,155	1,959	5,827	1,955
Interest expense	(460)	(960)	(974)	(1,086)	(1,177)
Interest and other income	24	277	35	40	66
Income (loss) before income taxes	(857)	2,472	1,020	4,781	844
Income tax expense (benefit)	(104)	1,047	493	1,803	452
Income (loss) before extraordinary item and accounting change	(753)	1,425	527	2,978	392
Extraordinary item-loss from early repayment of debt, net of income tax benefit of $32	–	–	–	–	62
Cumulative effect of accounting change	(4,652)	–	–	–	–
Net income (loss)	$ (5,405)	$ 1,425	$ 527	$ 2,978	$ 330
Basic Earnings (Loss) Per Share:					
Income (loss) before extraordinary items and accounting change	$ (0.16)	$ 0.31	$ 0.12	$ 0.67	$ 0.09
Extraordinary items	–	–	–	–	–
Cumulative effect of accounting change	(1.01)	–	–	–	–
Net income (loss)[4]	$ (1.17)	$ 0.31	$ 0.12	$ 0.67	$ 0.09
Diluted Earnings (Loss) Per Share:					
Income (Loss) before extraordinary items and accounting change	$ (0.16)	$ 0.31	$ 0.11	$ 0.67	$ 0.07
Extraordinary items	–	–	–	–	–
Cumulative effect of accounting change	(1.01)	–	–	–	–
Net income (loss)[4]	$ (1.17)	$ 0.31	$ 0.11	$ 0.67	$ 0.07
Weighted average common shares outstanding:					
Basic	4,628	4,614	4,499	4,419	4,420
Diluted	4,628	4,642	4,622	4,475	4,518
OTHER DATA:					
Depreciation and amortization[2]	$ 3,070	$ 3,624	$ 3,535	$ 3,090	$ 2,605
Capital expenditures	$ 1,196	$ 2,071	$ 7,073	$ 3,130	$ 2,629
BALANCE SHEET DATA (AT SEPTEMBER 30):					
Working capital	$11,303	$ 6,692	$11,952	$13,934	$12,630
Total assets	47,167	58,944	62,133	59,081	58,767
Total – current and long-term debt	6,157	12,460	13,107	14,530	17,697
Stockholders' equity	32,808	38,054	36,579	35,246	32,250

FOOTNOTES

1) Includes Foremost Manufacturing Company since its acquisition in November 1997.

2) Includes depreciation and amortization of goodwill and other assets.

3) In June 1999, the Company sold its equipment and inventory related to its Away-From-Home sector products and services, and has ceased selling into this market sector.

4) Amortization of goodwill was not recorded for fiscal 2002 as the result of implementation of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" in which the Company no longer records goodwill amortization expense. Goodwill amortization expense was $0.6 million in fiscal 2001, 2000, 1999 and 1998. Had goodwill not been amortized for the years ended September 30, 2001, 2000, 1999 and 1998, basic and diluted earnings per share would have been $0.11, $0.11, $0.12 and $0.07 higher, respectively.

FORWARD LOOKING STATEMENTS

Management's discussion of the Company's 2002 fiscal year in comparison to fiscal 2001, contains forward-looking statements regarding current expectations, risks and uncertainties for fiscal 2003 and beyond. The actual results could differ materially from those discussed here. As well as those factors discussed in the section entitled "Business" in this report, other factors that could cause or contribute to such differences include, among other items, the general economic and business conditions affecting the contract manufacturing, specialty printing services, imaging paper products and paint sundry products industries, significant changes in the cost of base paper stock, competition in the Company's product areas, or an inability of management to successfully reduce operating expenses in relation to net sales without damaging the long-term direction of the Company. Therefore, the selected financial data for the periods presented may not be indicative of the Company's future financial condition or results of operations.

GENERAL

Tufco performs contract manufacturing and specialty printing services, manufactures and distributes business imaging paper products and paint sundry products. The Company's strategy is to provide services, manufacture and distribute products in niche markets relying on close customer contact and high levels of quality and service. The Company works closely with its contract manufacturing clients to develop products or perform services which meet or exceed the customers' quality standards, and to then use the Company's operating efficiencies and technical expertise to supplement or replace its customers' own production and distribution functions.

The Company's technical proficiencies include folding, packaging, coating, slitting and rewinding, sheeting, multi-color printing and laminating.

RESULTS OF OPERATIONS

The following discussion relates to the financial statements of the Company for the fiscal year ended September 30, 2002 ("current year" or "fiscal 2002"), in comparison to the fiscal year ended September 30, 2001 ("prior year" or "fiscal 2001"), as well as the fiscal year ended September 30, 2000 ("fiscal 2000").

The following table sets forth, for the fiscal years ended September 30 (i) the percentage relationship of certain items from the Company's statements of operations to net sales and (ii) the year-to-year changes in these items:

	Percentage of Net Sales			Year-to-Year Change	
	2002	2001	2000	2002 to 2001	2001 to 2000
Net sales	100.0%	100.0%	100.0%	-8%	4%
Cost of sales	88.5	87.4	86.2	-6	5
Gross margin	11.5	12.6	13.8	-16	-5
Selling and administrative expenses	9.9	8.3	9.0	11	-5
Amortization of goodwill	0.0	0.7	0.8	-100	-2
Facility restructuring cost	0.3	–	–	100	–
Facility closing cost	0.6	–	1.0	100	–
Employee severance cost	0.3	–	0.8	100	–
Property write-downs	1.0	–	0.1	100	–
Gain on asset sales	0.0	0.2	0.4	-94	-55
Operating income (loss)	-0.6	3.8	2.5	-113	61
Interest expense	-0.6	-1.2	-1.2	-167	-1
Interest and other income	0.1	0.4	0.0	-91	691
Income (loss) before income taxes and accounting change	-1.1	3.0	1.3	-135	142
Income tax expense (benefit)	-0.1	1.3	0.6	-110	112
Income (loss) before accounting change	-1.0	1.7	0.7	-153	171
Cumulative effect of accounting change	-6.1	–	–	100	–
Net income (loss)	-7.1%	1.7%	0.7%	-479%	171%

The components of net sales and gross profit are summarized in the table below:

	2002		2001		2000	
(Dollars in millions)	Amount	% of Total	Amount	% of Total	Amount	% of Total
NET SALES						
Contract manufacturing and printing	$30.4	40%	$40.7	50%	$34.2	43%
Business imaging paper products	21.6	29	20.8	25	25.9	33
Paint sundry products	23.7	31	20.6	25	18.8	24
Net sales	$75.7	100%	$82.1	100%	$78.9	100%
	Amount	Margin %	Amount	Margin %	Amount	Margin %
GROSS PROFIT						
Contract manufacturing and printing	$ 4.3	14%	$ 6.6	16%	$ 7.1	21%
Business imaging paper products	2.0	9	1.6	8	2.9	11
Paint sundry products	2.4	10	2.2	11	.9	5
Gross profit	$ 8.7	11%	$10.4	13%	$10.9	14%

FISCAL YEAR ENDED SEPTEMBER 30, 2002 COMPARED TO SEPTEMBER 30, 2001

Net sales for fiscal 2002 decreased $6.5 million or 8% related to lower sales at the Contract Manufacturing sector (down $10.3 million or 25%) offset by an increases of $3.1 million or 15% in the Paint Sundry sector and $0.8 million (4%) from the Business Imaging sector. The most significant decline in Contract Manufacturing sector was related to reduced product demand from a major customer for which the Company manufactures and packages a variety of consumer products as well as unit price adjustments to the customer. The Company has service agreements with this major customer to manufacture and package a baby care product and two cleaning products. For the Contract Manufacturing sector the Company is dependent on unit volume projections provided by its customers and demand generated by the customers' consumer base. Contract Manufacturing also declined due to strong competition from numerous suppliers of converting services to produce branded sheeting, copier papers and engineering rolls for OEM customers and who compete primarily on low pricing for a declining market of available sales. In the second quarter of fiscal 2001, this sector received its last significant order from a large manufacturer of wide-format printers and copiers before the customer's decision to reassess its inventory stocking program and change suppliers. Printing and laminating services offered by the Contract Manufacturing sector were down slightly from the prior year as well. The increase in the Paint Sundry sector was the result of higher demand for certain new products launched in fiscal 2001 sold mostly to the sector's largest customer, a large do-it-yourself home center as well as volume increases to this customer. The Company's Business Imaging sector continued to experience strong competition from numerous suppliers continued to have a negative impact on sales volume in the engineering and data processing products from the sector. The decline in sales for those products in the Business Imaging sector were more than offset by an increase in receipt roll sales to the sector's network of products distributors. Additionally, in March 2002, the Company made a strategic decision to exit the contract sheeting market and reached an agreement to sell its most significant production assets and sublease a portion of its facility. Later in fiscal 2002 the Company closed its Dallas, Texas manufacturing and distribution facility to control costs in order to remain competitive with its engineering products.

Gross profit declined $1.7 million (16%) and margins declined to 11.5% in fiscal 2002 from 12.6% in fiscal 2001. The largest factor contributing to the decline in margin percentages was the pass through of raw material costs in certain Contract Manufacturing agreements which basically contribute additional sales dollars with little or no margin dollar contributions. For this sector, reductions in volume as well as unit price adjustments to a major customer also contributed to the $2.3 million (35%) decline in gross profit. The decline in sales due to strong competition from numerous suppliers of converting services to produce branded sheeting, copier papers and engineering rolls mentioned earlier accounted for part of the decline in gross profit. Business Imaging gross profit increased $0.4 million or 22% due to growth in receipt roll sales to the sector's network of products distributors discussed previously. Also the sector improved margins by shedding overhead from underutilized production assets and reducing its Dallas, Texas manufacturing facility size when it exited from the contract sheeting market mentioned earlier. The Paint Sundry sector gross profit increased $0.2 million, with margins decreasing to 10.3% in fiscal 2002 from 10.7% in fiscal 2001. The improvement in gross profit for the Paint Sundry sector came from increased sales mentioned earlier and cost savings from the consolidation of the Company's St. Louis operations into the expanded Manning, South Carolina plant in April of fiscal 2001 offset by higher than expected freight cost. Additionally, the Paint Sundry sector gross profits declined as a result of unit price adjustments to a major customer of the sector offset by sales volume growth to this customer mentioned earlier.

Selling and administrative expenses for fiscal 2002 were up $0.7 million or 11%, compared to $6.8 million for 2001, primary due to increased expenses for outside professional services, rising health care costs, increases to the sales force late in fiscal 2001 and employee recruiting costs. Additionally, the Company increased its bad debt reserves following the bankruptcy of a large discount retail store chain.

Amortization of goodwill was not recorded for fiscal 2002 as the result of implementation of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" in which the Company no longer records goodwill amortization expense which was $0.6 million for fiscal 2001. Had goodwill not been amortized for the year ended September 30, 2001, the income per share would have been $0.42 per share instead of the $0.31 per share as reported. See cumulative effect of accounting change below.

Facility restructuring costs of $0.2 million for fiscal 2002 was recorded following the Company's decision to exit the contract sheeting market in March 2002, mentioned above. These costs are mostly related building lease abandonment.

Facility closing expense of $0.4 million for fiscal 2002 was recorded as a result of a strategic decision to close the Dallas, Texas manufacturing and distribution facility in September 2002 to control costs in order to remain competitive with the Company's engineering products by moving the decreased production to its Newton, North Carolina facility. Also, certain assets used to produce Paint Sundry products were moved to the Company's Manning, South Carolina facility. This expense mostly includes costs to move equipment and inventory, employee severances, building and equipment lease abandonment. The Company expects to reduce ongoing costs at an annual rate of approximately $0.7 million through this closing and consolidation.

Severance expense was $0.2 million in fiscal 2002, and relates primarily to payments by the Company pursuant to an employment agreement with a former executive.

Property and inventory write-downs of $0.7 million includes $0.2 million for an adjustment related to misappropriation of inventory by former employees of a supplier in Mexico to which the Paint Sundry sector outsourced production. Property write-downs of $0.5 million are related to the restructuring and eventual closing of the Dallas, Texas facility mentioned and includes adjustments to leasehold improvements and production equipment.

Gains on asset sales were nominal in fiscal 2002, compared to $0.1 million for 2001. The gain was related to the sale of sheeting equipment from its Dallas, Texas facility mentioned above which was mostly offset by disposals of unutilized equipment at the Company's Green Bay, Wisconsin facility.

Interest and other income decreased $0.2 million to $0.4 million in fiscal 2002. The decline was due to a decrease in interest expense of $0.5 million from fiscal 2001 as a result of debt elimination of $6.2 million throughout fiscal 2002 and reductions in the interest rate on borrowings. Additionally, other income decreased $0.2 million in fiscal 2002, from the settlement of a lawsuit under which the Company had been required to indemnify a related party in fiscal 2001. The actual settlement was less than the liability previously accrued by the Company resulting in this gain in fiscal 2001.

Income taxes decreased $1.2 million as a result of declines in gross profit, increases in selling and administrative expenses and other expenses mentioned above. Income tax benefit for fiscal 2002 was 12% of pre-tax losses compared to income tax expense of 42% of pre-tax earnings in fiscal 2001. The decreased rate was the result of the impact that certain non-deductible expenses, such as meal and entertainment expense, on the pre-tax losses incurred in fiscal 2002 as well as the mix of tax rates from the various jurisdictions in which the Company operates.

Cumulative effect of accounting change is the result of the Company adopting certain provisions of SFAS No. 142, effective October 1, 2001. Under SFAS No. 142, goodwill and certain other intangible assets are no longer systematically amortized but instead are reviewed for impairment and any excess in carrying value over the estimated fair value is charged to results of operations. In connection with the adoption of SFAS No. 142, the Company completed the transitional goodwill impairment test during the second quarter of fiscal 2002. As a result, an impairment charge of $6.4 million ($4.7 million after tax, or $1.01 per diluted share) was recorded related to goodwill at certain Business Imaging and Paint Sundry reporting units. The fair value of the reporting units was estimated using a combination of valuation techniques including the expected present value of future cash flows and prices of comparable businesses. For the year ended September 30, 2001, amortization of goodwill was $512,340, net of tax, or $0.11 per share.

Basic and diluted loss per share was $1.17 for fiscal 2002 compared to basic and diluted earnings per share of $0.31 in fiscal 2001.

FISCAL YEAR ENDED SEPTEMBER 30, 2001 COMPARED TO SEPTEMBER 30, 2000

Net sales for fiscal 2001 increased $3.2 million or 4% primarily due to increased sales in the Company's Contract Manufacturing sector, which increased $6.5 million or 19% over fiscal 2000. The increase in Contract Manufacturing sales were the result of three service agreements with a Fortune 500 consumer products company, under which the Company manufactured and packaged a baby care product and two cleaning products. Unlike other agreements the Company has with its Contract Manufacturing customers, the agreement for the baby care product requires the Company to purchase the primary raw materials used in the manufacturing process and pass through this raw material cost, plus a small handling charge, to the customer in addition to the revenue from typical manufacturing services. This arrangement results in higher sales but lower effective margins. Manufacturing of the cleaning products began late in third quarter of fiscal 2000 and reached a peak in the second and third quarter of fiscal 2001. Sales of the baby care product began in the second quarter of fiscal 2001. Offsetting these increases, Contract Manufacturing sales to a large manufacturer of wide-format printers and copiers decreased during fiscal 2001 due to decisions by that customer's management to reassess its inventory-stocking program. The Company's Business Imaging sales decreased $5.1 million or 20% during fiscal 2001 as strong competition from numerous suppliers continued to have a negative impact on sales volume in the sector, especially in the engineering, data processing and contract sheeting products. In addition, during fiscal 2001 the Company was unsuccessful in retaining existing business including sales of receipt rolls to a large retail video rental company and three large retail grocers, all of which were lost during annual competitive bid processes. Sales in the Company's Paint Sundry sector rose $1.8 million (9%) in fiscal 2001 over fiscal 2000, primarily due to increased sales to a large do-it-yourself home center. In addition, during fiscal 2001, the Paint Sundry sector was successful in launching two new product portfolios.

Gross profit declined $0.5 million (5%) and margins declined to 12.6% in fiscal 2001 from 13.8% in fiscal 2000. The largest factor contributing to the decline in margins was the pass through of raw material costs in the new Contract Manufacturing agreement to manufacture and package a baby care product discussed earlier. Gross profit for Contract Manufacturing declined $0.6 million or 8% in fiscal 2001 from fiscal 2000 due to a decline in sales to a large manufacturer of wide-format printers and copiers mentioned earlier. Gross profit in the Paint Sundry sector increased $1.3 million or 158% increasing margins to 11% in fiscal 2001. This was primarily due to the aforementioned increase in sales to a large do-it-yourself home center and the consolidation of the Company's two Paint Sundry plants. In April of fiscal 2001, the Company completed its consolidation of its St Louis, Missouri operations into the expanded Manning, South Carolina plant. Management believes that this consolidation will provide almost $1 million in annual cost savings, most of which will help to increase gross profit. Business Imaging sector gross margins decreased $1.3 million (44%) during fiscal 2001. As discussed earlier, the Company's Business Imaging sales decreased during fiscal 2001 due to loss of customers from strong competition in the Company's engineering, contract sheeting and data processing product groups and the loss of business as a result of competitive bid processes for sales receipt business during fiscal 2001 and fiscal 2000.

Selling and administrative expenses for fiscal 2001 were down $0.3 million or 5%, compared to $7.1 million for fiscal 2000, primary due to reductions in cost for outside professional services. Additionally telephone expenses were down in fiscal 2001 from installation of communications hardware which reduced long distance telephone costs and internal network communication costs.

Facility closing expense was a one-time charge in fiscal 2000 associated with the closing of the Company's St. Louis distribution facility and the moving of the related inventory equipment and personnel to Manning, South Carolina.

Severance expense was $0.7 million in fiscal 2000, and relates to payments due to a former executive of the Company pursuant to an employment agreement with an acquired company.

Gains on asset sales were $0.1 million in fiscal 2001, compared to $0.3 million for fiscal 2000, resulting from the sale of certain under-utilized equipment in the Green Bay, Wisconsin facility.

Interest and other income increased $0.2 million in fiscal 2001 due to the settlement of a lawsuit under which the Company had been required to indemnify a related party. The actual settlement was less than the liability previously accrued by the Company resulting in this gain.

Income taxes were 42% of pre-tax earnings in fiscal 2001, compared to 48% for fiscal 2000. The decreased rate was the result of the impact that certain non-deductible expenses, such as goodwill amortization, on the relatively low level of pre-tax income in fiscal 2000.

Basic and diluted earnings per share were $0.31 for fiscal 2001 compared to $0.12 and $0.11, respectively, in fiscal 2000. Adjusted for the after tax effects of the plant costing costs and executive severance, basic and diluted earnings per share would have been $0.32 in fiscal 2000.

SELECTED QUARTERLY FINANCIAL DATA

The following table sets forth selected quarterly financial information. This information is derived from unaudited consolidated financial statements of the Company and includes, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair statement of results for such periods. The operating results for any quarter are not necessarily indicative of results for any future period.

FISCAL 2002 (Dollars in thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$17,264	$18,407	$20,548	$19,438
Gross profit	1,359	2,360	3,405	1,556
Operating expenses	1,832	2,681	1,870	2,717
Operating income (loss)	(474)	(321)	1,535	(1,161)
Income (loss) before income taxes and accounting change	(598)	(433)	1,428	(1,254)
Income tax expense (benefit)	(191)	(84)	650	(480)
Change in accounting principle	(4,652)	–	–	–
Net income (loss)	(5,059)	(349)	778	(774)
Earnings (loss) per share:				
Basic	(1.10)	(0.07)	.17	(.17)
Diluted	(1.10)	(0.07)	.17	(.17)

FISCAL 2001 (Dollars in thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$16,770	$21,858	$22,421	$21,078
Gross profit	528	3,359	3,436	3,062
Operating expenses	1,671	1,859	1,836	1,864
Operating income (loss)	(1,143)	1,500	1,600	1,198
Income (loss) before income taxes	(1,349)	1,246	1,515	1,060
Income tax expense (benefit)	(440)	477	585	425
Net income (loss)	(909)	769	930	635
Earnings (loss) per share:				
Basic	(.20)	.17	.20	.14
Diluted	(.20)	.17	.20	.14

In the fourth quarter of fiscal 2002, sales declined $1.6 million or 8% as compared to fourth quarter of fiscal 2001. The Contract Manufacturing sector sales were down $3.0 million or 28% in fourth quarter fiscal 2002 when compared to the same period last year as a result of reduced product demand from a major customer for which the Company manufactures and packages a variety of consumer products as well as unit price adjustments to the customer. Contract Manufacturing also declined due to strong competition from numerous suppliers of converting services to produce branded sheeting, copier papers and engineering rolls for OEM customers and who compete primarily on low pricing for a declining market of available sales offset slightly by printing and laminating services which were up from fiscal 2001. For fourth quarter fiscal 2002, Business Imaging sector sales were up $0.7 million (14%) in fourth quarter of fiscal 2002 when compared to the same quarter of fiscal 2001 due to increased sales of receipt roll sales to the sector's network of products distributors. The Paint Sundry sector sales were up $0.7 million or 12% for fourth quarter fiscal 2002 when compared to the same quarter last year mostly due to sales to a large do-it-yourself home center in the Paint Sundry sector. Gross profit for the Company decreased $1.5 million (49%) and margin percentages declined to 8% from 15% in fourth quarter of fiscal 2002 compared to the same quarter of fiscal 2001. Gross profit for the Contract Manufacturing sector declined $1.6 million. The largest factor contributing to the decline in gross profit was the decline is sales volume discussed earlier. Also for this sector, unit price adjustments to a major customer contributed to the gross profit decline. Business Imaging gross profit increased $0.3 million due to growth in receipt roll sales to the sector's network of products distributors discussed previously. Also the sector improved margins by shedding overhead from under-utilized production assets and reducing its Dallas, Texas manufacturing facility size when it exited from the contract sheeting market mentioned earlier. The Paint Sundry sector gross profit increased $0.3 million, with margins decreasing to 8% in fourth quarter of fiscal 2002 from 14% in the same quarter of fiscal 2001. The decrease in margin percent for the Paint Sundry sector came from higher than expected freight cost discussed earlier. Additionally, the Paint Sundry sector gross profits increased as a result of sales growth to a large do-it-yourself home center mentioned earlier offset partially by unit price adjustments to this same customer. Operating income declined from $1.2 million in fourth quarter of fiscal 2001 to an operating loss of $1.2 million in fourth quarter of fiscal 2002. This decline in fourth quarter of fiscal 2002 included property and inventory write-downs of $0.4 million related to an inventory misappropriation discussed earlier and $0.4 million related to the closing of the Company's Dallas, Texas facility in September 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations increased to $6.6 million in fiscal 2002 from $2.2 million in fiscal 2001. Cash generated from net income adjusted for non-cash expenses and gains was $3.1 million in fiscal 2002 compared to $4.7 million in the prior year. In addition, inventories were $2.3 million lower in fiscal 2002 compared with fiscal 2001 due to working capital improvement strategies undertaken by the Company's management and completion of the product launch of two new Paint Sundry products started late during fiscal 2001. Accounts payable increased $1.9 million due to timing of payment due dates relative to the last day of fiscal 2002. The Company has an arrangement with its largest customer whereby the Company purchases and installs the customer's production equipment, and is later reimbursed by the customer. The balance of these reimbursement payments due were $0.1 million and $1.0 million on the last day of fiscal 2002 and 2001, respectively.

Cash used in investing activities totaled $0.7 million in fiscal 2002 and was related to cost to purchase and install production or office equipment. Cash used in investing activities totaled $1.9 million in fiscal 2001 resulting from cost to expand the Manning, South Carolina plant ($1.2 million) and purchase and install production and office equipment. These expenditures were partially offset by proceeds from the sale of sheeting equipment in fiscal 2002 mentioned above and other under-utilized production equipment in the current and prior years.

Cash used in financing activities totaled $6.1 million and $0.6 million in fiscal 2002 and fiscal 2001 respectively, resulting from the repayment of long-term debt offset by repayment of shareholder notes receivable in fiscal 2002 and proceeds from the issuance of common stock in fiscal 2001.

The Company's primary need for capital resources is to finance inventories, accounts receivable, capital expenditures, and acquisitions. As of September 30, 2002, the Company had commitments for the purchase of a flexographic printing press for $3.2 million and a wet wipe converting machine for $2.2 million. The Company plans to enter into an operating lease for a flexographic printing press during fiscal 2003. The company anticipates making capital expenditures in fiscal 2003 of approximately $4.0 million and expects such amounts to be funded by cash from operations, bank and other financing sources.

On August 15, 2002, the Company entered into an amended and restated financing arrangement with JP Morgan Chase Bank (the "Credit Facility"). Under the Credit Facility, the Company had $3.4 million of term debt outstanding at September 30, 2002, repayable in equal quarterly payments maturing in May 2007, and availability up to $10.0 million under a revolving credit agreement through June 2004. On July 30, 1998, the Company entered into an interest rate swap arrangement with Wachovia Bank, NA (formerly First Union) which had the effect of creating a fixed interest rate on the Company's term debt, expiring August 2003. As a result of this arrangement, the interest rate on the term debt is fixed at 5.87%, plus a profit spread for the bank. Management believes that this hedge arrangement creates a desirable stability of future interest payments. At December 26, 2002, the Company had approximately $8.1 million in total borrowings outstanding under this agreement, with $5.6 million available under the revolving credit agreement. Management believes its operating cash flow is adequate to service its long-term obligations as of September 30, 2002, and any budgeted capital expenditures.

The Credit Facility is secured by substantially all of the Company's assets and contains certain restrictive covenants, including, minimum required cash flow, maximum allowable indebtedness and maximum allowable capital expenditures. In December 2002, the Company received a waiver by its principal lender as of September 30, 2002, in connection with the Company's failure to achieve the required fixed charge coverage ratio, as defined in the Credit Facility. Management believes its failure to achieve this ratio was the result of facility closing cost, and property and inventory write-downs experienced late in fourth quarter of fiscal 2002. Other than the fixed charge coverage ratio described above, at September 30, 2002 the Company was in compliance with all of its debt covenants under the Credit Facility. At September 30, 2001, the Company was in compliance with all of its debt covenants under its prior Credit Facility.

The Company has a $1.0 million standby letter of credit with its former senior lender for amounts payable in connection with certain Village of Ashwaubenon Industrial Development Revenue Bonds. Pursuant to the terms of the Village of Ashwaubenon Industrial Development Revenue Bonds, the Company is required to replace the standby letter of credit in May 2003. The Company expects to replace this standby letter of credit with a substitute letter of credit issued under the Credit Facility.

The Company entered into an agreement with a third party to construct and lease for an initial 5-year term a 62,000 square foot facility in Manning, South Carolina, which the Company occupied in October 1996. The facility was financed pursuant to a $1.5 million industrial revenue bond for which the Company was indirectly liable pursuant to a lease backed by a letter of credit issued by its former senior lenders. As a result of the refinancing with JP Morgan Chase Bank, the Company was required to replace this letter of credit with a substitute letter of credit issued under the Credit Facility. On December 5, 2002 the Company caused the prepayment of the $1.1 million principal amount and related accrued interest on the industrial revenue bonds and in connection therewith purchased the building for $1.1 million. This transaction was funded by additional borrowings under the Credit Facility.

During the first quarter of fiscal 2000, the Company entered into a lease to own and operate a Windmoeller and Hoelscher eight color flexographic printing press. The lease is structured as an operating lease over ten years with payments totaling approximately $0.5 million annually. The Company will have the right to purchase the asset at varying points during the lease.

The Company intends to retain earnings to finance future operations and expansion and does not expect to pay any dividends within the foreseeable future. In addition, the Company's primary lender must approve the payment of any dividends pursuant to the Credit Facility.

CONTRACTUAL OBLIGATION DATA

The following table sets forth obligations and commitments to make future payments of debt, operating lease agreements, and future payments under contracts:

	Payments Due By Period				
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt	6,156,608	922,726	3,638,430	1,595,452	
Operating Leases	5,547,137	1,070,261	1,616,428	1,327,463	1,532,985
Unconditional Purchase Obligations[1]	6,500,000	6,500,000			
Total Contractual Cash Obligations	18,203,745	8,492,987	5,254,858	2,922,915	1,532,985

1) The unconditional purchase obligations includes $3.2 million for a flexographic printing press which the Company ultimately plans to finance through an operating lease, $2.2 million for a wet wipe converting machine and $1.1 million for the Company to exercise its option to purchase a building in Manning, South Carolina.

The Company's allowance for uncollectible accounts receivable was $0.5 million at November 30, 2002. Management believes that this allowance is adequate to provide for losses inherent in its accounts receivable.

Sharp increases or decreases in the costs of key commodities, such as paper or polyethylene, periodically impact the Company's inventory values and net income. This was the case in fiscal 2000 as rising paper costs had a negative impact on the Company's profit. In fiscal years 2002 and 2001, the impact of inflation was minimal on the Company's inventory and net income. Management believes that the Company is generally successful in eventually passing these fluctuations in raw material prices to its customers through increases or decreases in the selling price of the Company's products, although the timing of selling price increases may lag behind cost increases. Prior to these periods, the impact of inflation has been minimal on the Company's inventory and net income.

CRITICAL ACCOUNTING POLICIES

Our financial statements are prepared in accordance with accounting principals generally accepted in the United States of America. The reported financial results and disclosures were determined using significant accounting policies, practices and estimates as described below. We believe the reported financial disclosures are reliable and present fairly, in all material respects, the financial position and results of the Company.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany transactions and balances are eliminated in consolidation. Certain items in prior periods have been reclassified to conform with the current presentation.

Financial statement preparation requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses for the period. Differences from those estimates are recognized in the period they become known.

Revenue Recognition – The Company recognizes revenue in accordance with revenue terms, typically revenues are recognized as sales when goods are shipped and title transfers to the customer.

Trade Accounts and Notes Receivable – Management estimates allowances for collectibility related to its trade accounts and note receivables. These allowances are based on the customer relationships, the aging and turns of accounts receivable, credit worthiness of customers, credit concentrations and payment history. Although management monitors collections and credit worthiness, the inability of a particular customer to pay its debts could impact collectibility of receivables and could have an impact on future revenues if the customer is unable to arrange other financing. Management does not believe these conditions are reasonably likely to have a material impact on the collectibility of its receivables or future revenues.

Management estimates sales returns and allowances by analyzing historical returns and credits, and applies these trend rates to the most recent 12 months' sales data to calculate estimated reserves for future credits. Management estimates the allowance for doubtful accounts by analyzing accounts receivable balances by age, applying historical trend rates to the most recent 12 months' sales, less actual write-offs to date. Management's estimates include providing for 100 percent of specific customer balances when it is deemed probable that the balance is uncollectible. Actual results could differ from these estimates under different assumptions.

Inventories – Inventories are carried at the lower of cost or market, with cost determined under the first-in, first-out (FIFO) method of inventory evaluation. The Company estimates reserves for inventory obsolescence and shrinkage based on its judgment of future realization. A large portion of the Company's inventory is saleable to multiple customers and a portion of the inventory is manufactured to specifications provided by original equipment manufacturers and is not subject to rapid technological change.

Management does not believe changes are reasonably likely to have a material impact on the valuation of its inventories.

Goodwill – Goodwill represents the excess of cost over fair value of net assets acquired in business combinations in fiscal 1998 and prior years and, before October 1, 2001, was amortized on a straight-line basis over 25 to 40 years and is stated net of accumulated amortization of $3,873,464 at September 30, 2001. Management has continued to review the carrying values of goodwill for recoverability using estimated future cash flows (see Recently Issued Accounting Standards, SFAS No. 142, below).

The Company adopted SFAS No. 142 effective October 1, 2001. Under SFAS No. 142, goodwill and certain other intangible assets are no longer systematically amortized but instead are reviewed for impairment, and any excess in carrying value over the estimated fair value is charged to results of operations. The previous method for determining impairment prescribed by SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, utilized an undiscounted cash flow approach for the initial impairment assessment, while SFAS No. 142 utilizes a fair value approach. The goodwill impairment charge discussed below is the result of the change in the accounting method for determining the impairment of goodwill.

In connection with the adoption of SFAS No. 142, the Company allocated goodwill to each of its reporting units and tested this goodwill for impairment as of the beginning of fiscal 2002. The Company completed the transitional goodwill impairment test during the second quarter of fiscal 2002. As a result, an impairment charge of $6.4 million ($4.7 million after tax, or $1.01 per diluted share) was recorded related to goodwill at certain Business Imaging and Paint Sundry reporting units. The fair value of the reporting units was estimated using a combination of valuation techniques, including the expected present value of future cash flows and prices of comparable businesses.

The charges have been recorded as the cumulative effect of accounting change in the amount of $6.4 million ($4.7 million after tax, or $1.01 per diluted share) as of October 1, 2001, in the accompanying condensed consolidated statements of operations.

Financial Statements are attached as an Appendix to this report. The index to the financial statements is found on F-1 of the Appendix. Note 1 to the Consolidated Financial Statements contain additional information on the Company's accounting policies.

RECENTLY ISSUED ACCOUNTING STANDARDS

SFAS No. 142, *"Goodwill and Other Intangible Assets"*, became effective for the Company October 1, 2001 as discussed earlier. Under SFAS 142, goodwill and certain other intangible assets are no longer systematically amortized but instead are reviewed for impairment and any excess in carrying value over the estimated fair value is charged to results of operations. In connection with the adoption of SFAS 142, the Company completed the transitional goodwill impairment test during the second quarter of fiscal 2002. As a result, an impairment charge of $6.4 million ($4.7 million after tax) was recorded related to goodwill at certain Business Imaging and Paint Sundry reporting units. The fair value of the reporting units was estimated using a combination of valuation techniques including the expected present value of future cash flows and prices of comparable businesses.

SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* which was issued by the FASB in August 2001, is effective for fiscal years beginning after December 15, 2001. SFAS 144 supersedes SFAS 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."* SFAS 144 provides a single method of accounting for long-lived assets to be disposed of and retains requirements found in SFAS 121 with regard to the impairment of long-lived assets.

The Company is in the process of evaluating the impact of the provisions of SFAS 144.

SFAS No. 146, *"Accounting for Costs Associated with Exit of Disposal Activities,"* which was issued by the FASB in July 2002, requiring companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 supercedes EITF Issue No. 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Cost Incurred in a Restructuring)"*. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Management does not believe that adoption of SFAS No. 146 will have a material impact on the Company's financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk – In August 1998, the Company entered into an interest rate swap contract as a hedge under which the interest rate on its term debt under the credit facility is fixed at 5.87%, plus a profit spread for the lender (see Note 6 to the Company's Financial Statements). At September 30, 2002 and 2001, prevailing market interest rates were lower than the fixed rate in the Company's swap agreement, and the Company would have paid a premium of $65,941 and $124,713, respectively, to its lender if the swap were to have been terminated and paid at those times. Prior to entering into the swap agreement, management had reviewed the 40-year history of interest rates and had determined that the Company's risk of liability resulting from a material decline in interest rates over the life of the swap below the fixed level under the swap was not significant.

Foreign Currency Exchange Risk – The Company had no transactions in foreign currencies, nor had it entered into any foreign currency futures contracts as of September 30, 2002.

Commodity Price Risk – The Company had not entered into any forward buying agreements for the raw materials it uses to produce its goods and services as of September 30, 2002. The Company's primary raw material, base paper, is subject to periodic price fluctuations. In the past, the Company has been generally successful in eventually passing most of the price increases on to its customers, but management cannot guarantee that the Company will be able to do this in the future.

Other Relevant Market Risks – The Company does not own any marketable securities, and management is not aware of any other relevant market risks.

Independent Auditors' Report

**TO THE DIRECTORS AND STOCKHOLDERS OF
TUFCO TECHNOLOGIES, INC.:**

We have audited the accompanying consolidated balance sheets of Tufco Technologies, Inc. and subsidiaries (the "Company") as of September 30, 2002 and 2001, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tufco Technologies, Inc. and subsidiaries at September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Dallas, Texas
December 6, 2002

Consolidated Balance Sheets

September 30, 2002 and 2001	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 251,346	$ 521,453
Restricted cash	100,000	32,739
Accounts receivable – net	11,121,227	11,231,668
Inventories	6,585,100	9,063,426
Prepaid expenses and other current assets	743,281	806,388
Income taxes receivable	133,242	
Deferred income taxes	832,927	633,729
Total current assets	19,767,123	22,289,403
PROPERTY, PLANT, AND EQUIPMENT – Net	16,304,848	19,203,899
GOODWILL – Net	10,345,213	16,745,213
OTHER ASSETS – Net	749,959	705,951
TOTAL	$47,167,143	$58,944,466
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 922,726	$ 9,271,432
Accounts payable	5,279,556	3,395,364
Accrued payroll, vacation, and payroll taxes	935,973	1,347,706
Other current liabilities	1,326,075	1,166,225
Income taxes payable		416,328
Total current liabilities	8,464,330	15,597,055
LONG-TERM DEBT – Less current portion	5,233,882	3,188,985
DEFERRED INCOME TAXES	660,640	2,104,882
COMMITMENTS AND CONTINGENCIES (Note 8)		
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value; 9,000,000 shares authorized; 4,706,341 shares issued	47,063	47,063
Additional paid-in capital	25,088,631	25,088,631
Retained earnings	8,404,112	13,808,727
Treasury stock, 78,497 common shares at cost	(534,045)	(534,045)
Stockholder notes receivable	(157,246)	(280,757)
Accumulated other comprehensive loss, net of tax	(40,224)	(76,075)
Total stockholders' equity	32,808,291	38,053,544
TOTAL	$47,167,143	$58,944,466

See notes to consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

Years Ended September 30, 2002, 2001 and 2000	2002	2001	2000
NET SALES	$75,656,939	$82,126,744	$78,952,268
COST OF SALES	66,977,915	71,741,853	68,041,438
GROSS PROFIT	8,679,024	10,384,891	10,910,830
OPERATING EXPENSES:			
Selling, general and administrative	7,497,277	6,770,424	7,106,869
Amortization of goodwill		596,511	607,206
Facility restructuring costs	232,958		
Facility closing costs	434,882		831,305
Employee severance costs	209,324	10,218	659,950
Property and inventory write-downs	734,153		74,000
Gain on asset sales	(8,727)	(147,359)	(327,331)
Total	9,099,867	7,229,794	8,951,999
OPERATING INCOME (LOSS)	(420,843)	3,155,097	1,958,831
OTHER INCOME (EXPENSE):			
Interest expense	(460,532)	(960,529)	(973,583)
Interest and other income	24,179	277,345	34,894
Total	(436,353)	(683,184)	(938,689)
INCOME (LOSS) BEFORE INCOME TAXES	(857,196)	2,471,913	1,020,142
INCOME TAX EXPENSE (BENEFIT)	(104,172)	1,046,675	493,425
INCOME (LOSS) BEFORE ACCOUNTING CHANGE	(753,024)	1,425,238	526,717
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(4,651,591)		
NET INCOME (LOSS)	(5,404,615)	1,425,238	526,717
OTHER COMPREHENSIVE INCOME (LOSS) –			
Net of tax:			
Interest rate swap as hedge of future variable interest on debt:			
Cumulative effect of implementing SFAS No. 133		39,650	
Change in fair value	35,851	(115,725)	
Other comprehensive gain (loss)	35,851	(76,075)	–
TOTAL COMPREHENSIVE INCOME (LOSS)	$ (5,368,764)	$ 1,349,163	$ 526,717
EARNINGS (LOSS) PER SHARE:			
Basic:			
Income (loss) before accounting change	$ (0.16)	$ 0.31	$ 0.12
Cumulative effective of accounting change	(1.01)		
Net income (loss)	$ (1.17)	$ 0.31	$ 0.12
Diluted:			
Income (loss) before accounting change	$ (0.16)	$ 0.31	$ 0.11
Cumulative effective of accounting change	(1.01)		
Net income (loss)	$ (1.17)	$ 0.31	$ 0.11
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:			
Basic	4,627,844	4,613,731	4,499,391
Diluted	4,627,844	4,641,693	4,622,318

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended September 30, 2002, 2001 and 2000	2002	2001	2000
OPERATING ACTIVITIES:			
Net income (loss)	$ (5,404,615)	$ 1,425,238	$ 526,717
Noncash items in net income:			
Depreciation and amortization of property, plant, and equipment	2,974,042	3,027,625	2,928,108
Amortization	95,961	596,511	607,206
Change in accounting principle, net of tax	4,651,591		
Deferred income taxes	104,172	(186,258)	(95,726)
Net increase (decrease) in allowance for doubtful accounts	38,723	(165,240)	321,900
Gain on asset sales – net	(8,727)	(147,359)	(327,331)
Property and inventory write-downs	734,153		153,350
Changes in operating working capital:			
Accounts receivable	71,718	1,630,759	(313,857)
Inventories	2,291,735	(1,150,944)	311,055
Prepaid expenses and other assets	(57,999)	184,436	477,231
Accounts payable	1,884,192	(3,569,347)	3,200,685
Accrued and other current liabilities	(274,803)	(466,386)	(137,468)
Income taxes payable/receivable	(548,773)	976,772	(735,445)
Net cash from operations	6,551,370	2,155,807	6,916,425
INVESTING ACTIVITIES:			
Additions to property, plant, and equipment	(1,195,543)	(2,071,022)	(7,072,967)
Advances to directors and former owners	(18,863)	(16,581)	(16,581)
Collection of advances to directors and former owners			140,750
Proceeds from asset sales, net of transaction costs	581,716	169,695	898,352
Increase in restricted cash	(67,261)	(1,022)	(11,667)
Net cash used in investing activities	(699,951)	(1,918,930)	(6,062,113)
FINANCING ACTIVITIES:			
Repayment of long-term debt	(7,745,037)	(771,432)	(1,422,435)
Borrowings of long-term debt	1,500,000		
Proceeds from issuance of common stock		100,425	801,509
Repayment of stockholder notes receivable	123,511	25,195	5,000
Net cash used in financing activities	(6,121,526)	(645,812)	(615,926)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(270,107)	(408,935)	238,386
CASH AND CASH EQUIVALENTS:			
Beginning of year	521,453	930,388	692,002
End of year	$ 251,346	$ 521,453	$ 930,388
SUPPLEMENTAL INFORMATION (Note 12)			

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Years Ended September 30, 2002, 2001 and 2000	Common Stock Voting Shares	Common Stock Voting Amount	Additional Paid-In Capital	Retained Earnings
BALANCES AT OCTOBER 1, 1999	4,498,618	$44,986	$23,973,017	$11,856,772
Exercise of employee stock options	176,401	1,764	906,229	(106,484)
Repayment of stockholder notes receivable				5,000
Net income				526,717
BALANCES AT SEPTEMBER 30, 2000	4,675,019	46,750	24,879,246	12,383,489
Exercise of employee stock options	31,322	313	209,385	
Repayment of stockholder notes receivable				
Unrealized loss on interest rate hedge contract, net of tax				
Net income				1,425,238
BALANCES AT SEPTEMBER 30, 2001	4,706,341	47,063	25,088,631	13,808,727
Repayment of stockholder notes receivable				
Unrealized gain on interest rate hedge contract, net of tax				
Net income (loss)				(5,404,615)
BALANCES AT SEPTEMBER 30, 2002	4,706,341	$47,063	$25,088,631	$ 8,404,112

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity cont.

Treasury Stock	Stockholder Notes Receivable	Accumulated Other Comprehensive Gain (Loss)	Total Stockholders' Equity
$(534,045)	$ (95,195)	$ –	$35,245,535
801,509			
			5,000
			526,717
(534,045)	(196,679)	–	36,578,761
	(109,273)		100,425
	25,195		25,195
		(76,075)	(76,075)
			1,425,238
(534,045)	(280,757)	(76,075)	38,053,544
	123,511		123,511
		35,851	35,851
			(5,404,615)
$(534,045)	$(157,246)	$(40,224)	$32,808,291

Years Ended September 30, 2002, 2001 and 2000

1. SIGNIFICANT ACCOUNTING POLICIES

Consolidated Financial Statements include the accounts of Tufco Technologies, Inc. and its wholly owned subsidiaries (the "Company"). Significant intercompany transactions and balances are eliminated in consolidation. The Company markets its own line of business imaging paper products and performs specialty printing, custom converting, and packaging. The Company also manufactures and distributes a wide variety of consumer disposables that are sold in the home improvement and paint retailing industries.

Financial Statement Preparation requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses for the period. Differences from those estimates are recognized in the period they become known.

Cash Equivalents represent liquid investments with maturities at acquisition of three months or less.

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method.

Property, Plant, and Equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the following estimated useful lives: 20 to 40 years for buildings, 3 to 10 years for machinery and equipment, 3 to 5 years for computer equipment and software, 5 to 7 years for furniture and fixtures, or the lease term if shorter for leasehold improvements. Management periodically reviews asset carrying values for recoverability and, where appropriate, provides for write-downs to estimated fair value.

Goodwill represents the excess of cost over fair value of net assets acquired in business combinations in fiscal 1998 and prior years and, before October 1, 2001, was amortized on a straight-line basis over 25 to 40 years and is stated net of accumulated amortization of $3,873,464 at September 30, 2001. Management has continued to review the carrying values of goodwill for recoverability using estimated future cash flows.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, effective October 1, 2001. Under SFAS No. 142, goodwill and certain other intangible assets are no longer systematically amortized but instead are reviewed for impairment, and any excess in carrying value over the estimated fair value is charged to results of operations. The previous method for determining impairment prescribed by SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, utilized an undiscounted cash flow approach for the initial impairment assessment, while SFAS No. 142 utilizes a fair value approach. The goodwill impairment charge discussed below is the result of the change in the accounting method for determining the impairment of goodwill.

In connection with the adoption of SFAS No. 142, the Company allocated goodwill to each of its reporting units and tested this goodwill for impairment as of the beginning of fiscal 2002. The Company completed the transitional goodwill impairment test during the second quarter of fiscal 2002. As a result, an impairment charge of $6.4 million ($4.7 million after tax, or $1.01 per diluted share) was recorded related to goodwill at certain Business Imaging and Paint Sundry reporting units. The fair value of the reporting units was estimated using a combination of valuation techniques, including the expected present value of future cash flows and prices of comparable businesses.

The charges have been recorded as the cumulative effect of accounting change in the amount of $6.4 million ($4.7 million after tax, or $1.01 per diluted share) as of October 1, 2001, in the accompanying condensed consolidated statements of operations.

The changes in the carrying amount of goodwill for the year ended September 30, 2002, are as follows:

	Contract Manufacturing	Business Imaging	Paint Sundries	Total
Balance as of October 1, 2001	$4,281,759	$7,925,269	$4,538,185	$16,745,213
Impairment charge		4,995,453	1,404,547	6,400,000
Balance as of September 30, 2002	$4,281,759	$2,929,816	$3,133,638	$10,345,213

As required by SFAS No. 142, the results for periods prior to its adoption have not been restated. The following table reconciles the reported net income (loss) and basic and diluted earnings (loss) per share to that which would have resulted for the years ended September 30, 2001 and 2000, if SFAS No. 142 had been adopted effective October 1, 1999:

	2001	2000
Net income as reported	$1,425,238	$ 526,717
Goodwill amortization, net of tax	512,339	523,034
Adjusted net income	$1,937,577	$1,049,741
Basic earnings per share:		
As reported	$ 0.31	$ 0.12
Add back goodwill amortization	0.11	0.11
Adjusted basic earnings per share	$ 0.42	$0.23
Diluted earnings per share:		
As reported	$ 0.31	$ 0.11
Add back goodwill amortization	0.11	0.11
Adjusted diluted earnings per share	$ 0.42	$ 0.22

Financial Instruments consist of cash, receivables, payables, debt, and letters of credit. Their carrying values are estimated to approximate their fair values unless otherwise indicated due to their short maturities, variable interest rates, or fixed rates approximating current rates available for similar instruments.

Derivatives consist of an interest rate swap as a hedge of variable interest on debt. This cash flow hedge is stated at its estimated fair value at September 30, 2002 and 2001, and changes in fair value are reported as a component of other comprehensive income.

Other Assets include loan origination fees, which are amortized on a straight-line basis (approximating the interest method) over the terms of the related long-term debt.

Deferred Income Taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus net deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax return consequences of those differences that will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets include recognition of operating losses that are available to offset future taxable income and tax credits that are available to offset future income taxes. Valuation allowances are recognized to limit recognition of deferred tax assets where appropriate. Such allowances may be reversed when circumstances provide evidence that the deferred tax assets will more likely than not be realized.

Revenues are recognized as sales when goods are shipped and title transfers to the customer.

Stock-Based Compensation arising from stock option grants is accounted for by the intrinsic value method under Accounting Principles Board ("APB") Opinion No. 25 and related interpretations. SFAS No. 123, Accounting for Stock-Based Compensation, encourages (but does not require) the cost of stock options and other stock-based compensation arrangements with employees to be measured based on the fair value of the equity instrument awarded. As required by SFAS No. 123, the Company discloses in Note 10 the pro forma effect on net income and earnings per share.

Basic Earnings Per Share is based on the weighted average number of common voting and nonvoting shares outstanding. Diluted earnings per share includes common equivalent shares from dilutive stock options outstanding during the year, the effect of which was 0, 27,962, and 122,927 shares in fiscal 2002, 2001, and 2000, respectively.

Reclassifications of certain 2001 and 2000 amounts have been made to conform to the 2002 presentation.

Recently Issued Accounting Standards – SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which was issued by the FASB in August 2001, is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* SFAS No. 144 provides a single method of accounting for long-lived assets to be disposed of and retains requirements found in SFAS No. 121 with regard to the impairment of long-lived assets. The Company is in the process of evaluating the impact of the provisions of SFAS No. 144.

SFAS No. 146, *Accounting for Costs Associated With Exit of Disposal Activities,* which was issued by the FASB in July 2002, requiring companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 supersedes Emerging Issues Task Force Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Cost Incurred in a Restructuring.* SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Management does not believe that adoption of SFAS No. 146 will have a material impact on the Company's financial position or results of operations.

2. ACCOUNTS RECEIVABLE

Accounts receivable are stated net of allowances for doubtful accounts of $535,013 and $496,290 at September 30, 2002 and 2001, respectively. For the years ended September 30, 2002, 2001 and 2000, the Company recorded bad debt expense of $64,066, $1,243, and $412,567, respectively, and had write-offs of $25,343, $166,483 and $90,667, respectively. Amounts due from two Fortune 500 customers represent 45% and 47% of total accounts receivable at September 30, 2002 and 2001, respectively. Accounts receivable include $101,338 and $1,011,777 for the cost of equipment to be reimbursed by one of these customers at September 30, 2002 and 2001, respectively.

3. INVENTORIES

Inventories at September 30 consist of the following:

	2002	2001
Raw materials	$4,838,569	$6,102,979
Finished goods	1,746,531	2,960,447
Total inventories	$6,585,100	$9,063,426

Finished goods inventories are stated net of allowance for inventory obsolescence and shrinkage of $1,061,121 and $936,470 at September 30, 2002 and 2001, respectively. For the years ended September 30, 2002, 2001 and 2000, the Company recorded obsolescence and shrinkage expense of $301,661, $(120,743), and $575,545, respectively, and had write-offs of $177,010, $100,253 and $18,079, respectively.

4. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment at September 30 consist of the following:

	2002	2001
Land and land improvements	$ 631,057	$ 517,928
Buildings	11,069,273	11,060,162
Leasehold improvements	1,399,453	1,414,650
Machinery and equipment	15,847,822	17,885,785
Computer equipment and software	6,167,633	5,467,495
Furniture and fixtures	788,768	890,208
Vehicles	78,280	78,280
	35,982,286	37,314,508
Less accumulated depreciation and amortization	20,089,950	18,642,274
Net depreciated value	15,892,336	18,672,234
Construction in progress	412,512	531,665
Property, plant, and equipment – net	$16,304,848	$19,203,899

Gains on asset sales in fiscal 2002 and 2001 represent disposals occurring in the normal course of business.

5. OTHER ASSETS

Other assets at September 30 consist of the following:

	2002	2001
Loan origination and other fees	$702,991	$446,182
Less accumulated amortization	380,745	284,783
Subtotal	322,246	161,399
Note receivable bearing interest at 7% to 10%, due in variable monthly installments through 2005	27,792	42,388
Prepaid rent on leased equipment	46,244	189,821
Deposits on equipment to be acquired and other	146,228	114,175
Advances to certain directors and former owners	207,449	188,586
Maintenance contract		9,582
Other assets – net	$749,959	$705,951

6. LONG-TERM DEBT

Long-term debt at September 30 consists of the following:

	2002	2001
Note payable to bank, collateralized by substantially all assets of the Company bearing a variable interest of 3.82% and 5% at September 30, 2002 and 2001, respectively ($2,114,272 fixed at 5.87% plus a profit spread for the bank under an interest rate swap arrangement discussed below), installments are due quarterly at $168,182 with final payment due on August 15, 2007	$3,429,571	$ 3,710,417
Note payable to bank, under a revolving line-of-credit agreement (not to exceed maximum borrowings of $10 million, reduced by outstanding letters of credit – see Note 8) collateralized by substantially all assets of the Company, bearing interest at a combination of 200 basis points over LIBOR or 0.50% above the bank's reference rate (effective rate of 5.25% at September 30, 2002, payable quarterly, due on June 1, 2004)	1,727,037	
Notes payable to bank, under a revolving line-of-credit agreement (not to exceed maximum borrowings of $12 million, reduced by outstanding letters of credit – see Note 8), collateralized by substantially all assets of the Company, bearing interest at a combination of 150 basis points over LIBOR or .75% below the bank's reference rate (effective rate of 4.71% at September 30, 2001), payable quarterly, due on June 1, 2002, discussed below		7,500,000
Variable rate (2.00% and 2.55% at September 30, 2002 and 2001, respectively) note payable underlying Industrial Development Revenue Bonds, collateralized by substantially all assets of the Company, due in annual installments of $250,000 beginning 2000 through 2006, interest payable monthly	1,000,000	1,250,000
Total	6,156,608	12,460,417
Less current portion	922,726	9,271,432
Long-term debt – less current portion	$5,233,882	$ 3,188,985

Long-term debt – less current portion matures as follows:

2004	$2,715,704
2005	922,726
2006	922,726
2007	672,726
Total	$5,233,882

In 1998, the Company entered into an interest rate swap agreement, as a hedge under which the interest rate on the notional amount of $2,114,272 of term debt is fixed at 5.87%, plus a profit spread for the lender of between 100 and 150 basis points, depending on certain financial ratios achieved by the Company. The fair value of this cash flow hedge is estimated to be a net payable position (unrealized loss) of $65,941 and $124,713 at September 30, 2002 and 2001, respectively. It is recorded as a component of long-term debt. The Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* effective October 1, 2000, and recognized the unrealized gain at that date of $39,650, net of income tax effects, as other comprehensive income. Also, the unrealized loss of $76,075, net of income tax effects, was accrued at September 30, 2001, and the decrease in fair value of $115,725, net of income tax effects, was reported as other comprehensive loss during fiscal 2001. The unrealized gain of $35,851, net of income tax effects, was accrued at September 30, 2002, and the increase in fair value of $111,926, net of income tax effects, was reported as other comprehensive gain during fiscal 2002.

Loan agreements for all notes except those underlying the Industrial Development Revenue Bonds contain certain restrictive covenants, including requirements to maintain minimum fixed charge coverage and restrictions on maximum allowable debt, capital purchases, stock purchases, mergers, and payment of dividends. In December 2002, the Company received a waiver by its principal lender as of September 30, 2002, because the Company failed to achieve the required fixed charge coverage ratio, as defined by the bank. Management believes that its failure to achieve this ratio was the result of facility closing costs, and property and inventory write-downs experienced late in the fourth quarter of fiscal 2002. Aside from the fixed charge coverage ratio described previously, at September 30, 2002, the Company was in compliance with all of its debt covenants under the credit facility. At September 30, 2001, the Company was in compliance with all of its debt covenants under the credit facility. The Company has a standby letter of credit for the outstanding balance associated with the Industrial Development Revenue Bonds.

7. INCOME TAXES

The tax effects of significant items composing the Company's net deferred tax liability as of September 30 are as follows:

	2002	2001
Current deferred tax asset:		
Valuation allowances for accounts receivable and inventories, not currently deductible	$ 606,361	$ 402,130
Inventory costs capitalized for tax purposes	20,391	32,978
Vacation and severance accruals, not currently deductible	81,650	64,711
Other accruals, not currently deductible	124,525	133,910
Total current assets	832,927	633,729
Noncurrent deferred tax liability:		
Accelerated tax depreciation on property and equipment	(2,256,225)	(1,354,506)
Accelerated tax amortization of goodwill	529,493	(1,015,589)
Operating loss carryforwards	946,658	
Other	142,355	216,575
	(637,719)	(2,153,520)
Unrealized loss on interest rate swap arrangement, not currently deductible (the change in this component of deferred taxes is included in other comprehensive loss – see Note 6)	(22,921)	48,638
Total noncurrent liability – net	(660,640)	(2,104,882)
Net deferred tax liability	$ 172,287	$(1,471,153)

The resulting components of income tax expense (benefit) are as follows:

	2002	2001	2000
Current tax expense:			
Federal	$(1,023,704)	$1,154,498	$561,766
State	(60,536)	78,435	27,385
Total	(1,084,240)	1,232,933	589,151
Deferred tax expense (benefit):			
Federal	930,498	(174,336)	(89,599)
State	49,570	(11,922)	(6,127)
Total	980,068	(186,258)	(95,726)
Income tax expense	$ (104,172)	$1,046,675	$493,425

Income tax expense varies from the amount determined by applying the applicable statutory income tax rates to pretax income as follows:

	2002	2001	2000
Federal income taxes computed at statutory rates	$(291,447)	$ 840,450	$346,850
State income taxes, net of federal tax benefit	7,238	43,899	14,030
Certain goodwill amortization and other nondeductibles	51,057	155,777	161,329
Other	128,980	6,549	(28,784)
Income tax expense	$(104,172)	$1,046,675	$493,425

The Company has NOL's of $2,606,840 expiring in 2022. However, it is the Company's intent to apply these to historical operating income generated in prior years.

8. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases facilities in Green Bay, Wisconsin, from a partnership composed of certain current and former stockholders. The lease expires in 2003, is classified as an operating lease and requires monthly rental payments of $9,255. The Company has the option of renewing the lease for a three-year period with rental amounts renegotiated. Rental expense for the lease totaled $111,060 annually for fiscal 2002, 2001, and 2000.

The Company entered into an agreement with a third party to construct and lease under an initial five-year lease agreement a 62,000-square-foot facility in Manning, South Carolina, which the Company occupied in October 1996. The agreement is an operating lease with rental payments of $11,856 per month. The Company had three contiguous options to renew the lease for successive five-year terms beginning at the end of the fifth year. The Company also had the option of purchasing the building for $1,100,000. If the purchase and renewal options were not exercised, the Company may have been required to pay the lessor a residual amount of up to $900,000, depending upon the extent, if any, that the facility's value has diminished during the lease term. A portion of the scheduled lease payments was placed in escrow and was included in restricted cash in 2001. However, this escrow payment is no longer required at September 30, 2002. The Company has a standby letter of credit with its bank for the payment of the future lease obligations. On December 5, 2002, the Company exercised its option to purchase the building for $1,100,000. The exercise of this option was funded by additional borrowings under the Company's existing revolving credit agreement.

The Company also leases other facilities and equipment under operating leases. Office and warehouse leases expire in February 2003 and March 2008. Beginning in March 2002, the Company subleased part of its Dallas, Texas, facility and received $129,239 in fiscal 2002, which was offset against rental expense. The equipment leases expire on varying dates over the next five years.

Future minimum rental commitments under operating leases with initial or remaining terms in excess of one year at September 30, 2002, are as follows:

2003	$1,070,261
2004	825,364
2005	791,064
2006	700,779
2007	626,684
Thereafter	1,532,985
Total	$5,547,137

Rental expense for all operating leases totaled $1,538,541, $1,944,590, and $1,675,915, for fiscal 2002, 2001, and 2000, respectively.

Commercial Letters of Credit – The Company has no outstanding commercial import letters of credit as of September 30, 2002 and 2001. Letters of credit collateralize the Company's obligations to third parties for the purchase of inventory. The Company has unused letters of credit of $750,000 available at September 30, 2002 and 2001.

Litigation – The Company is subject to lawsuits, investigation, and potential claims arising out of the ordinary conduct of its business. Management believes the outcome of these matters will not materially affect the financial position, results of operations, or cash flows of the Company.

9. PROFIT SHARING PLANS

The Company has a defined contribution profit sharing 401(k) plan covering substantially all employees. The Company makes annual contributions at the discretion of the board of directors. In addition, the Company matches certain amounts of employees' contributions. Profit sharing plan expense relating to the defined contribution profit sharing 401(k) plan totaled $148,448, $175,585, and $200,131, for fiscal 2002, 2001, and 2000, respectively.

10. STOCKHOLDERS' EQUITY

Nonvoting Common Stock and Preferred Stock – At September 30, 2002 and 2001, the Company has authorized and unissued 2,000,000 shares of $.01 par value nonvoting common stock and 1,000,000 shares of $.01 par value preferred stock.

Stock Compensation Arrangements – The Non-Qualified Stock Option Plan currently reserves 650,000 shares of common stock for grants to selected employees through April 30, 2002, and provides that the price and exercise period be determined by the board of directors. Options vest primarily over three years and expire 5 to 10 years from date of grant. During fiscal 2002, 2001, and 2000, options to purchase 95,500, 0, and 200,000 shares, respectively, of voting common stock were granted.

The Non-Employee Director Stock Option Plan for nonemployee members of the board of directors reserves 200,000 shares of common stock for grants through March 2004 and provides that the purchase price be fair value at the date of grant. Options are exercisable immediately and for a period of 10 years. During fiscal 2002, 2001, and 2000, options to purchase 15,000 shares of voting common stock were granted.

The following information summarizes the shares subject to options:

	Number of Shares			Weighted Average Exercise Price per Share		
	2002	2001	2000	2002	2001	2000
Options outstanding, beginning of year	443,400	476,805	445,306	$8.23	$8.20	$6.63
Granted	105,500	15,000	215,000	6.64	7.38	8.91
Exercised		(31,322)	(176,401)		6.78	5.15
Terminated	(94,500)	(17,083)	(7,100)	8.14	8.60	8.55
Options outstanding, end of year	454,400	443,400	476,805	7.87	8.23	8.20
Options exercisable, end of year	328,233	335,067	281,138	7.97	7.94	7.74
Reserved for future options at September 30, 2002	395,600					

The following table summarizes additional information about stock options outstanding and exercisable at September 30, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$4.50 – 7.00	208,900	1.1 years	$6.69	135,400	$6.67
7.00 – 10.00	245,500	3.4 years	8.88	192,833	8.89
4.50 – 10.00	454,400	2.3 years	7.87	328,233	7.97

The Company applies APB No. 25 and related interpretations in accounting for its stock option plans. No compensation cost has been recognized for the Company's stock option plans because the quoted market price of the common stock at the date of grant was not in excess of the option exercise price. SFAS No. 123 prescribes a method to record compensation cost at the fair value of the options granted. Pro forma disclosures as if the Company had adopted the cost recognition requirements under SFAS No. 123 in fiscal 2002, 2001, and 2000 are presented below.

	2002	2001	2000
Net income (loss):			
As reported	$(5,404,615)	$1,425,238	$526,717
Pro forma	(5,637,313)	1,212,817	248,235
Basic earnings per share:			
As reported	(1.17)	.31	.12
Pro forma	(1.22)	.27	.06
Diluted earnings per share:			
As reported	(1.17)	.31	.11
Pro forma	(1.22)	.27	.05

In the pro forma calculations, the weighted average fair value of options granted during 2002, 2001, and 2000 was estimated at $3.32, $4.18, and $3.55 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002, 2001, and 2000: risk-free interest rates of 5% for all years; dividend yield of 0.0% for all years; expected lives of four to seven years; and expected volatility of 50% for all years, based on the historical weekly trading ranges of the Company's stock since its initial public offering in January 1994.

In fiscal 2002 and 2001, the Company received notes from various employees to facilitate the exercise of employee stock options. The notes receivable with recourse bear interest at 5% to 8.5% interest payable annually. All notes receivable outstanding at September 30, 2002, are due to be repaid in 2003. The outstanding balances of $157,247 and $280,757 at September 30, 2002 and 2001, respectively, are presented as a reduction of stockholders' equity.

11. RELATED-PARTY TRANSACTIONS

The Company has an agreement with Bradford Ventures, Ltd., an affiliate of the two largest stockholders of the Company, under which Bradford Ventures, Ltd. provides various financial and management consulting services until January 2004, when the agreement will be automatically renewed unless terminated by either party. The agreement calls for an annual fee of $210,000 with annual increases of 5% plus reimbursement of reasonable out-of-pocket expenses. The Company believes the terms of its consulting agreement are comparable to those available from unaffiliated third parties for similar services. Consulting expense was $289,633, $275,841, and $357,353 for fiscal 2002, 2001, and 2000, respectively.

12. SUPPLEMENTAL CASH FLOW INFORMATION

The following is provided as supplemental information to the consolidated statements of cash flows:

	2002	2001	2000
Interest paid	$461,226	$1,005,357	$ 965,823
Income taxes paid, net of refunds	$363,350	$ 256,161	$1,324,596

13. MAJOR CUSTOMER AND SEGMENT INFORMATION

Two significant customers, which are Fortune 500 companies, accounted for the following percentages of total sales:

	2002	2001	2000
Customer A – related to the Contract Manufacturing sector	25%	30%	20%
Customer B – related to the Paint Sundry sector	22	16	12

The Company operates in a single industry since it manufactures and distributes custom paper-based and woven products, and provides contract manufacturing, specialty printing, and related services on these types of products. The Company does, however, separate its operations and prepare information for management use by the market sectors aligned with the Company's products and services. Such market sector information is summarized below. The Contract Manufacturing sector provides services to large national consumer products companies while the remaining sectors manufacture and distribute products ranging from paper goods to paint sundries. Prior to fiscal 2002, accounts receivable, goodwill and certain other assets historically have not been assigned to specific sectors and, therefore, are included in the intersector column below. However, the Company allocated goodwill to each of its market sectors as of the beginning of fiscal 2002 in connection with the adoption of SFAS No. 142.

	Contract Manufacturing	Business Imaging	Paint Sundry	Intersector	Consolidated
FISCAL 2002					
Net sales	$30,413,925	$21,587,761	$23,655,253	$ –	$75,656,939
Gross profit	4,243,355	2,000,555	2,435,114		8,679,024
Operating income (loss)	2,833,582	(728,286)	(130,710)	(2,395,429)	(420,843)
Assets:					
Inventories	1,388,516	2,175,432	3,021,152		6,585,100
Property, plant and equipment – net	8,950,575	3,775,801	1,773,803	1,804,669	16,304,848
Accounts receivable and other (including goodwill)	4,281,759	2,929,816	3,133,638	13,931,982	24,277,195
Total assets	$14,620,850	$ 8,881,049	$ 7,928,593	$15,736,651	$47,167,143
FISCAL 2001					
Net sales	$40,756,337	$20,799,093	$20,571,314	$ –	$82,126,744
Gross profit	6,545,221	1,641,415	2,198,255		10,384,891
Operating income (loss)	5,027,165	107,511	(62,297)	(1,917,282)	3,155,097
Assets:					
Inventories	867,410	3,374,511	4,821,505		9,063,426
Property, plant and equipment – net	9,222,346	5,655,760	1,802,220	2,523,573	19,203,899
Accounts receivable and other (including goodwill)				30,677,141	30,677,141
Total assets	$10,089,756	$ 9,030,271	$ 6,623,725	$33,200,714	$58,944,466
FISCAL 2000					
Net sales	$34,242,390	$25,899,580	$18,810,298	$ –	$78,952,268
Gross profit	7,136,712	2,923,252	850,866		10,910,830
Operating income (loss)	5,795,483	1,229,916	(2,237,357)	(2,829,211)	1,958,831
Assets:					
Inventories	884,335	3,764,341	3,263,806		7,912,482
Property, plant and equipment – net	9,917,431	6,526,344	827,470	2,911,593	20,182,838
Accounts receivable and other (including goodwill)				34,037,828	34,037,828
Total assets	$10,801,766	$10,290,685	$ 4,091,276	$36,949,421	$62,133,148

In fiscal 2002, the Company announced plans to close its Dallas, Texas, operations and, at September 30, 2002, accrued the estimated property write-downs, building and equipment abandonment, and other related costs.

In fiscal 2000, the Company announced its intent and began to consolidate the Paint Sundry operations in Manning, South Carolina, and accrued at September 30, 2000, the estimated asset write-downs and other costs of approximately $831,000 to close its St. Louis facility as part of that consolidation. In fiscal 2001, the consolidation was completed, the estimated liabilities were paid substantially as accrued, and there is no remaining liability at September 30, 2001.

TUFCO TECHNOLOGIES, INC.

4800 SIMONTION ROAD
DALLAS TEXAS 75244